

May 27, 2014

Via E-mail
Mr. David Sienko
Vice President and General Counsel
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

> **Re:** **Hecla Mining Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2014**
> **File No. 001-08491**

Dear Mr. Sienko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note the 2013 Summary Compensation and Realized Compensation table on page 4. Please confirm that in future filings you will disclose that this table is not a substitute for the Summary Compensation Table provided on page 64 and you will explain the difference between W-2/T4 Realized Comp. reflected in this table and total compensation reflected in the Summary Compensation Table on page 64. Please provide draft disclosure in your response. For guidance, see Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director